J.P. Morgan Efficiente Plus 5 Index (Net ER)

OVERVIEW

The J.P.Morgan Efficiente Plus 5 Index (Net ER) (the "Index") is a J.P. Morgan strategy that seeks to provide exposure to a range of asset classes and geographic regions based on the modern portfolio theory approach to asset allocation. The index utilizes the rapidly growing investment options available with ETFs . The Index selects from a basket of 19 ETFs, 1 exchange-traded note and a cash index ("the Basket Constituents"). The index targets an annualized realized volatility of 5% by rebalancing monthly into the best performing portfolio that has an historical realized volatility of less than or equal to 5% using a six-month look back period. The levels of the Index reflect the performance of the Basket constituents above the cash index and incorporate the daily deduction of a fee of 0.85% per annum.



Hypothetical and Actual Historical Performance – November 1, 2007 to August 31, 2015



Hypothetical and Actual Historical Volatility – May 2, 2008 to August 31, 2015



Key Features of the Index

- Exposure to developed market equities, bonds, loans, preferred stock, emerging markets, alternative investments including REITs, MLPs, commodity futures and gold.
- Each month, the index rebalances into the best-performing portfolio over the past six months with volatility at or below 5%, subject to weighting constraints and diversification criteria.
- The Index targets an annualized realized volatility of 5%.
- Index levels published on Bloomberg under the ticker EFPLUS5E.

Historical Performance*	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
2015	2.97%	-0.65%	0.31%	-1.45%	-0.21%	-1.96%	0.35%	-2.65%					**-3.35%****
2014	-1.33%	2.64%	0.19%	0.84%	1.51%	2.09%	-0.75%	4.14%	-3.18%	1.86%	1.25%	0.46%	**9.95%**
2013	0.97%	0.23%	1.31%	2.31%	-3.42%	-0.91%	1.60%	-1.25%	1.40%	1.41%	0.85%	0.92%	**5.42%**
2012	0.90%	0.54%	-0.64%	1.35%	-1.00%	1.72%	2.35%	0.23%	-0.08%	0.07%	-1.19%	0.20%	**4.47%**
2011	0.69%	1.90%	0.35%	1.72%	-1.20%	-1.45%	2.75%	2.76%	0.14%	1.06%	0.21%	0.72%	**9.98%**

*Represents the monthly and full calendar year performance of the Index based on, as applicable to the relevant monthly or annual measurement period, the hypothetical back tested daily Index closing levels from December 31, 2010 to December 31, 2014, and the actual historical performance of the Index based on the daily Index closing levels from January 1, 2015 to August 31, 2015. See Note 6 on page 4 for important information about the limitations of hypothetical historical performance measures.
**As calculated through August 31, 2015.

Recent Index Composition	Vanguard S&P 500 ETF	Vanguard Small-Cap ETF	Vanguard FTSE Developed Markets ETF	iShares® MSCI EAFE Small-Cap ETF	Vanguard FTSE Emerging Markets ETF	iShares® 20+ Year Treasury Bond ETF	iShares® 7-10 Year Treasury Bond ETF	iShares® TIPS Bond ETF	iShares® iBoxx $ Investment Grade Corporate Bond ETF	Vanguard Short-Term Corporate Bond ETF
	VOO	**VB**	**VEA**	**SCZ**	**VWO**	**TLT**	**IEF**	**TIP**	**LQD**	**VCSH**
Sep 2015	0%	0%	0%	10%	0%	0%	20%	0%	0%	10%
Aug 2015	20%	0%	10%	10%	0%	0%	0%	0%	0%	0%

Recent Index Composition (Continued)	SPDR® Barclays High Yield Bond ETF	PIMCO 0-5 Year High Yield Corporate Bond Index ETF	PowerShares Senior Loan Portfolio	iShares® U.S. Preferred Stock ETF	iShares® J.P. Morgan USD Emerging Markets Bond ETF	Vanguard REIT ETF	Market Vectors® Gold Miners ETF	ETRACS Alerian MLP Infrastructure Index ETN	PowerShares DB Commodity Index Tracking Fund	iShares® Gold Trust	JPMorgan Cash Index USD 3 Month
	JNK	**HYS**	**BKLN**	**PFF**	**EMB**	**VNQ**	**GDX**	**MLPI**	**DBC**	**IAU**	**JPCAUS3M**
Sep 2015	0%	0%	0%	10%	5%	0%	0%	0%	0%	0%	45%
Aug 2015	0%	0%	5%	5%	0%	0%	0%	0%	0%	0%	50%

Comparative Hypothetical and Historical Annualized Returns (%), Annualized Volatility (%), Sharpe Ratio, and Correlation – August 31, 2015

	3 Year Annualized Return[1]	5 Year Annualized Return[1]	Annualized Return (Since Nov 1, 2007)[1]	Annualized Volatility (Since Nov 1, 2007)[2]	Sharpe Ratio (Since Nov 1, 2007)[3]	Correlation (Since Nov 1, 2007)[4]
Efficiente Plus 5 Index[5]	3.51%	5.45%	5.45%	5.70%	0.96	100.00%
S&P 500 Index (Excess Return)	13.85%	15.31%	4.55%	22.42%	0.20	28.63%
Barclays Aggregate Bond Index (Excess Return)	1.12%	2.49%	3.33%	3.93%	0.85	26.25%

J.P. Morgan Efficiente Plus 5 Index (Net ER) Performance Details

J.P. Morgan Efficiente Plus 5 Index (Net ER) Performance[6] – Bloomberg EFPLUS5E Index

2008	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5E Index	1.47%	1.68%	-0.74%	-0.71%	-0.14%	0.74%	-1.23%	-0.85%	-2.26%	-6.34%	2.05%	4.89%	**-1.84%**
2009	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5E Index	-2.42%	-0.75%	0.74%	0.84%	2.30%	-0.22%	2.55%	0.82%	1.90%	-0.15%	1.88%	0.12%	**7.75%**
2010	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5E Index	0.42%	0.92%	2.04%	1.88%	-2.93%	1.31%	2.27%	2.72%	1.33%	0.47%	-1.40%	0.96%	**10.31%**
2011	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5E Index	0.69%	1.90%	0.35%	1.72%	-1.20%	-1.45%	2.75%	2.76%	0.14%	1.06%	0.21%	0.72%	**9.98%**
2012	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5E Index	0.90%	0.54%	-0.64%	1.35%	-1.00%	1.72%	2.35%	0.23%	-0.08%	0.07%	-1.19%	0.20%	**4.47%**
2013	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5E Index	0.97%	0.23%	1.31%	2.31%	-3.42%	-0.91%	1.60%	-1.25%	1.40%	1.41%	0.85%	0.92%	**5.42%**
2014	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
EFPLUS5E Index	-1.33%	2.64%	0.19%	0.84%	1.51%	2.09%	-0.75%	4.14%	-3.18%	1.86%	1.25%	0.46%	**9.95%**
2015	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
EFPLUS5E Index	2.97%	-0.65%	0.31%	-1.45%	-1.96%	0.35%	-2.65%						**-3.35%**

Please see Notes on the next page. Past hypothetical and historical performance is not a guide to future performance. The levels of the Index incorporate a fee of 0.85% per annum.
Sources: Bloomberg and J.P.Morgan.

Glossary	
VOO	Vanguard S&P 500 ETF
VEA	Vanguard FTSE Developed Markets ETF
VWO	Vanguard FTSE Emerging Markets ETF
VB	Vanguard Small-Cap ETF
SCZ	iShares® MSCI EAFE Small-Cap ETF
TLT	iShares® 20+ Year Treasury Bond ETF
IEF	iShares® 7-10 Year Treasury Bond ETF
LQD	iShares® iBoxx $ Investment Grade Corporate Bond ETF
TIP	iShares® TIPS Bond ETF
VCSH	Vanguard Short-Term Corporate Bond ETF
JNK	SPDR® Barclays High Yield Bond ETF
HYS	PIMCO 0-5 Year High Yield Corporate Bond Index ETF
BKLN	PowerShares Senior Loan Portfolio
PFF	iShares® U.S. Preferred Stock ETF
EMB	iShares® J.P. Morgan USD Emerging Markets Bond ETF
GDX	Market Vectors® Gold Miners ETF
VNQ	Vanguard REIT ETF
MLPI	ETRACS Alerian MLP Infrastructure Index ETN
DBC	PowerShares DB Commodity Index Tracking Fund
IAU	iShares® Gold Trust
JPCAUS3M	JPMorgan Cash Index USD 3 Month

Key Risks

■   Our affiliate, J.P. Morgan Securities plc, or JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment.

■   JPMS is under no obligation to consider your interest as an investor with returns linked to the Index.

■   The level of the Index will include the deduction of a fee of 0.85% per annum.

■   The Index was established on December 31, 2014 and therefore has a limited operating history.

■   There are risks associated with a momentum -based investment strategy. If market conditions do no represent a continuation of prior observed trends, the performance of the Index, which is rebalanced based on prior trends, may be adversely affected.

■   The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■   The Index may not be successful, may not outperform any alternative strategy and may not achieve its target volatility of 5%.

■   The Index may be partially uninvested if the cash index is included in the Monthly Reference Portfolio.

■   The investment strategy used to construct the index involves monthly rebalancing and weighting constraints that are applied to the Basket Constituents.

■   Changes in the values of the Basket Constituents may offset each other.

■   The commodity futures contracts underlying the PowerShares DB Commodity Index Tracking Fund are subject to uncertain legal and regulatory regimes.

■   Investments linked to the index may be issued by J.P. Morgan. In this case, the value of the investment and any payment owed on the investment will be subject to the credit risk of J.P. Morgan.

■   The performance of the Index, and therefore any return on an investment linked to the Index, may be based in part on the performance of an ETN issued by UBS AG. As such, you will be exposed to the credit risk of UBS AG to the extent the Index has an allocation to the ETN.

■   An investment linked to the Index is subject to risks associated with non-U.S. securities markets (including emerging markets, and currency exchange risk), small capitalization stocks, preferred stocks, fixed income securities and loans (including interest-rate related risks and credit risk), risks associated with the real estate industry and MLPs, and risks associated with investments in commodity futures contracts and gold.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in any relevant product supplement, underlying supplement, term sheet or pricing supplement."

Notes

1. Hypothetical, historical performance measures: Represents the performance of the Index based on the hypothetical back-tested closing levels from November 1, 2007 through December 31, 2014 and actual performance from January 1, 2015 to August 31, 2015, as well as the actual performance of the S&P 500 Index (Excess Return) and the Barclays Aggregate Bond Index (Excess Return) over the same periods.

For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). The "S&P 500 Index (Excess Return)" and "Barclays Aggregate Bond Index (Excess Return)" refer to hypothetical indices constructed from the total returns of the relevant index with the returns of the Cash Index deducted. There is no guarantee the Efficiente Plus 5 Index will outperform the S&P 500 Index (Excess Return), the Barclays Aggregate Bond Index (Excess Return) or any alternative investment strategy.

2. Volatility: the annualized standard deviation of the relevant index's arithmetic daily returns as of November 1, 2007. Volatility levels are calculated from the hypothetical and historical returns, as applicable to the relevant measurement period, of the Efficiente Plus 5 Index, S&P 500 Index (Excess Return), and the Barclays Aggregate Bond Index (Excess Return)."

3. Sharpe Ratio: a measure of risk-adjusted performance, and is computed as the annualized hypothetical and historical return since November 1, 2007 divided by the annualized volatility since November 1, 2007.

4. Correlation: the performance of the relevant index to the Efficiente Plus 5 Index, calculated based on the daily returns since November 1, 2007.

5. For time periods prior to the launch of any Exchange-Traded Constituent and such Exchange-Trade Constituents' initial satisfaction of a minimum size and liquidity standard, the hypothetical back-testing uses alternative performance information derived from a related index, after deducting hypothetical expenses and fees, rather than performance information for such ETF.

The back-tested, hypothetical, historical annualized volatility and index returns have inherent limitations. These volatility and return results were achieved by means of a retroactive application of back-tested models designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility or returns shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and returns may vary materially from this analysis.

6. Hypothetical, historical performance measures: Represents the monthly and full calendar year performance of the Index based on, as applicable to the relevant measurement period, the hypothetical back tested daily closing levels from December 31, 2007 through December 31, 2014, and the actual historical performance of the Index based on daily closing levels from January 1, 2015 through August 31, 2015. YTD reflects the year to date performance of the Index from the last business day of the previous calendar year through, and including August 31, 2015. The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment linked to the Index will or is likely to achieve returns similar to those shown. Alternative modelling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information in the table. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the table.

Please see Key Risks on page 3 for additional information.

J.P. Morgan Efficiente Plus 5 Index (Net ER) Hypothetical Back-Tested and Historical Weightings

J.P. Morgan Efficiente Plus 5 Index (Net ER) Weightings – 2013 to Present

2015	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
September	0%	0%	0%	10%	0%	0%	20%	0%	0%	10%	0%	0%	0%	10%	5%	0%	0%	0%	0%	0%	45%
August	20%	0%	10%	10%	0%	0%	0%	0%	0%	0%	0%	0%	5%	5%	0%	0%	0%	0%	0%	0%	50%
July	0%	0%	20%	10%	0%	0%	0%	0%	0%	10%	5%	10%	10%	0%	10%	0%	0%	0%	0%	0%	25%
June	0%	10%	10%	10%	0%	0%	20%	0%	0%	5%	15%	10%	5%	10%	0%	0%	0%	0%	0%	0%	5%
May	0%	10%	15%	10%	0%	15%	20%	0%	0%	10%	0%	0%	0%	10%	0%	0%	0%	0%	0%	0%	10%
April	10%	10%	0%	0%	0%	20%	15%	0%	0%	0%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	25%
March	20%	10%	0%	0%	0%	20%	20%	0%	5%	5%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	0%
February	20%	10%	0%	0%	0%	20%	20%	0%	10%	0%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	0%
January	20%	10%	0%	0%	0%	20%	20%	0%	10%	0%	0%	0%	0%	10%	0%	10%	0%	0%	0%	0%	0%
2014	**VOO**	**VB**	**VEA**	**SCZ**	**VWO**	**TLT**	**IEF**	**TIP**	**LQD**	**VCSH**	**JNK**	**HYS**	**BKLN**	**PFF**	**EMB**	**VNQ**	**GDX**	**MLPI**	**DBC**	**IAU**	**Cash**
December	20%	10%	0%	0%	0%	20%	20%	0%	5%	0%	0%	0%	0%	10%	0%	10%	0%	5%	0%	0%	0%
November	20%	0%	0%	0%	5%	20%	20%	0%	0%	0%	0%	0%	0%	10%	5%	10%	0%	10%	0%	0%	0%
October	20%	0%	0%	0%	15%	20%	10%	0%	0%	0%	0%	0%	0%	10%	10%	5%	0%	10%	0%	0%	0%
September	10%	0%	0%	0%	20%	20%	0%	0%	10%	0%	0%	0%	0%	10%	10%	10%	0%	10%	0%	0%	0%
August	20%	0%	0%	0%	20%	20%	0%	0%	0%	0%	0%	0%	0%	10%	10%	10%	0%	10%	0%	0%	0%
July	10%	0%	0%	0%	5%	20%	0%	10%	0%	0%	5%	0%	0%	10%	10%	10%	10%	10%	0%	0%	0%
June	20%	0%	0%	5%	0%	20%	0%	0%	10%	0%	0%	0%	0%	10%	10%	10%	5%	10%	0%	0%	0%
May	20%	0%	0%	5%	0%	20%	0%	0%	0%	0%	15%	0%	0%	10%	0%	10%	0%	10%	10%	0%	0%
April	20%	5%	0%	5%	0%	10%	0%	0%	20%	0%	20%	5%	0%	10%	0%	5%	0%	0%	0%	0%	0%
March	10%	10%	0%	10%	0%	10%	0%	0%	20%	0%	20%	10%	0%	10%	0%	0%	0%	0%	0%	0%	0%
February	10%	10%	0%	10%	0%	0%	0%	0%	20%	5%	20%	10%	10%	5%	0%	0%	0%	0%	0%	0%	0%
January	20%	0%	10%	10%	0%	0%	0%	0%	0%	10%	15%	10%	10%	0%	0%	0%	0%	0%	0%	0%	15%
2013	**VOO**	**VB**	**VEA**	**SCZ**	**VWO**	**TLT**	**IEF**	**TIP**	**LQD**	**VCSH**	**JNK**	**HYS**	**BKLN**	**PFF**	**EMB**	**VNQ**	**GDX**	**MLPI**	**DBC**	**IAU**	**Cash**
December	15%	10%	0%	10%	0%	0%	0%	0%	0%	5%	5%	10%	10%	0%	0%	0%	0%	0%	0%	0%	35%
November	20%	10%	0%	5%	0%	0%	0%	0%	0%	5%	0%	5%	0%	0%	0%	0%	0%	5%	0%	0%	50%
October	15%	10%	0%	10%	0%	0%	0%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	0%	0%	0%	50%
September	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	50%
August	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	50%
July	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	50%
June	20%	10%	0%	0%	0%	5%	0%	0%	0%	10%	5%	10%	10%	10%	0%	5%	0%	10%	0%	0%	5%
May	0%	0%	20%	10%	0%	20%	5%	0%	0%	0%	10%	10%	0%	5%	0%	10%	0%	10%	0%	0%	0%
April	0%	10%	5%	10%	0%	5%	5%	0%	5%	0%	20%	10%	0%	10%	0%	10%	0%	10%	0%	0%	0%
March	0%	0%	15%	10%	0%	0%	0%	0%	20%	5%	20%	10%	0%	10%	0%	0%	0%	10%	0%	0%	0%
February	0%	0%	20%	10%	0%	5%	5%	0%	0%	0%	20%	10%	10%	10%	0%	0%	0%	10%	0%	0%	0%
January	0%	0%	20%	10%	0%	5%	0%	0%	20%	0%	20%	10%	5%	0%	10%	0%	0%	0%	0%	0%	0%

Please see the Glossary on page 3 for definitions related to the exchange-traded constituent tickers. Please see Key Risks on page 3 for additional information. Source: J.P. Morgan.

Hypothetical and Historical weightings: Represents the monthly allocations to each exchange-traded constituent in the Index based on the hypothetical allocations of the exchange-traded constituents from January 1, 2013 to December 31, 2014 and actual historical allocations of the exchange-traded constituents to the Index from January 1, 2015 through August 31, 2015. The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange-traded constituents during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange-traded constituents consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modeling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P. Morgan Efficiente Plus 5 Index (Net ER) Hypothetical Back-Tested Weightings

J.P. Morgan Efficiente Plus 5 Index (Net ER) Weightings – 2010 to 2012

2012	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	10%	0%	0%	0%	0%	0%	20%	0%	20%	10%	0%	10%	10%	0%	0%	10%	10%	0%	0%
November	0%	0%	0%	0%	0%	10%	0%	0%	20%	10%	5%	10%	10%	10%	10%	0%	15%	0%	0%	0%	0%
October	0%	0%	0%	0%	0%	20%	5%	0%	20%	0%	20%	0%	0%	10%	10%	0%	10%	0%	0%	5%	0%
September	0%	0%	0%	0%	0%	20%	0%	0%	20%	0%	20%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%
August	10%	0%	0%	0%	0%	20%	10%	0%	20%	0%	0%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%
July	0%	0%	0%	0%	0%	20%	0%	0%	20%	0%	20%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%
June	20%	0%	0%	0%	0%	20%	0%	0%	20%	0%	10%	10%	0%	10%	0%	10%	0%	0%	0%	0%	0%
May	20%	0%	0%	0%	0%	15%	15%	0%	0%	0%	0%	10%	10%	10%	0%	10%	0%	10%	0%	0%	0%
April	15%	0%	0%	0%	0%	15%	0%	5%	5%	0%	5%	10%	10%	10%	10%	5%	0%	10%	0%	0%	0%
March	20%	5%	0%	0%	0%	20%	5%	10%	5%	0%	0%	10%	10%	5%	0%	0%	0%	10%	0%	0%	0%
February	15%	0%	0%	0%	0%	20%	10%	0%	0%	0%	5%	10%	10%	5%	0%	0%	0%	10%	0%	0%	15%
January	10%	0%	0%	0%	0%	20%	15%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	5%	0%	0%	40%

2011	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	5%	0%	0%	0%	0%	20%	5%	0%	0%	0%	0%	0%	5%	0%	0%	0%	0%	10%	0%	5%	50%
November	15%	0%	0%	0%	0%	15%	20%	5%	0%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	25%
October	5%	0%	0%	0%	0%	20%	20%	0%	0%	0%	10%	0%	0%	0%	10%	0%	0%	0%	0%	0%	35%
September	10%	0%	0%	0%	0%	15%	20%	10%	0%	5%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	20%
August	0%	0%	0%	0%	0%	20%	20%	10%	0%	0%	10%	0%	0%	0%	10%	10%	0%	0%	10%	10%	0%
July	0%	10%	0%	0%	0%	20%	20%	10%	0%	0%	0%	0%	0%	10%	0%	10%	0%	0%	10%	10%	0%
June	10%	5%	0%	0%	0%	10%	0%	0%	5%	0%	20%	10%	5%	10%	0%	10%	0%	0%	10%	5%	0%
May	5%	10%	0%	0%	0%	0%	0%	5%	0%	5%	0%	10%	10%	10%	0%	0%	0%	10%	10%	10%	15%
April	10%	10%	0%	0%	0%	0%	0%	5%	0%	0%	0%	10%	10%	10%	0%	0%	0%	10%	10%	0%	25%
March	10%	10%	0%	0%	0%	0%	0%	5%	0%	10%	10%	10%	10%	0%	0%	0%	0%	10%	10%	0%	15%
February	0%	10%	0%	0%	0%	0%	0%	5%	5%	10%	20%	10%	10%	0%	0%	0%	0%	10%	10%	0%	10%
January	0%	10%	0%	0%	0%	0%	5%	0%	0%	10%	10%	10%	10%	10%	0%	0%	0%	10%	5%	10%	10%

2010	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	0%	10%	5%	0%	20%	0%	5%	0%	10%	10%	10%	10%	10%	0%	0%	10%	0%	0%	0%
November	0%	0%	0%	0%	5%	0%	20%	0%	20%	0%	10%	10%	0%	10%	10%	0%	0%	10%	0%	5%	0%
October	0%	0%	0%	0%	0%	20%	20%	0%	10%	0%	0%	10%	0%	5%	10%	5%	0%	10%	0%	10%	0%
September	0%	0%	0%	0%	0%	20%	20%	0%	10%	0%	0%	10%	0%	5%	10%	5%	0%	10%	0%	10%	0%
August	0%	0%	0%	0%	0%	20%	20%	0%	5%	0%	5%	10%	0%	0%	10%	10%	0%	10%	0%	10%	0%
July	0%	0%	0%	0%	0%	20%	20%	0%	10%	0%	0%	10%	0%	0%	10%	10%	0%	10%	0%	10%	0%
June	0%	10%	0%	0%	0%	20%	20%	0%	0%	5%	0%	10%	10%	10%	0%	5%	0%	10%	0%	0%	0%
May	0%	5%	0%	0%	0%	0%	5%	0%	15%	10%	5%	10%	10%	10%	10%	0%	0%	10%	0%	0%	0%
April	0%	0%	0%	0%	0%	0%	0%	10%	15%	10%	10%	10%	10%	5%	10%	0%	0%	10%	0%	0%	0%
March	0%	0%	0%	0%	0%	0%	15%	10%	0%	10%	20%	10%	10%	10%	0%	5%	0%	10%	0%	0%	0%
February	0%	0%	0%	0%	0%	0%	0%	10%	10%	10%	20%	10%	10%	0%	10%	0%	0%	10%	0%	10%	0%
January	5%	0%	0%	0%	0%	0%	5%	15%	10%	15%	10%	10%	5%	10%	0%	0%	0%	10%	0%	5%	0%

Please see the Glossary on page 3 for definitions related to the exchange-traded constituent tickers. Please see Key Risks on page 3 for additional information.
Source: J.P. Morgan.

Hypothetical and Historical weightings: Represents the monthly allocations to each exchange-traded constituent in the Index based on the hypothetical allocations of the exchange-traded constituents from January 1, 2010 to December 31, 2012. The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange-traded constituents during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange-traded constituents consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modeling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P. Morgan Efficiente Plus 5 Index (Net ER) Hypothetical Back-Tested Weightings

J.P. Morgan Efficiente Plus 5 Index (Net ER) Weightings – November 2007 to 2009

2009	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	0%	5%	0%	5%	0%	5%	20%	10%	5%	10%	10%	0%	10%	0%	0%	10%	0%	10%	0%
November	0%	0%	0%	5%	0%	0%	0%	10%	20%	10%	5%	10%	10%	5%	10%	0%	0%	5%	0%	5%	5%
October	0%	0%	0%	10%	0%	0%	0%	0%	20%	10%	5%	10%	10%	5%	10%	0%	0%	0%	0%	0%	20%
September	0%	0%	0%	5%	0%	0%	5%	0%	0%	10%	0%	10%	10%	10%	0%	0%	0%	0%	0%	0%	50%
August	0%	0%	0%	5%	5%	0%	0%	5%	0%	10%	5%	10%	10%	0%	10%	0%	0%	0%	0%	0%	40%
July	0%	0%	0%	0%	5%	0%	0%	10%	0%	10%	0%	10%	10%	0%	10%	0%	0%	5%	0%	5%	35%
June	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	5%	10%	10%	0%	10%	0%	5%	0%	0%	5%	45%
May	0%	0%	0%	0%	0%	0%	10%	0%	15%	10%	0%	10%	10%	0%	10%	0%	0%	0%	0%	10%	25%
April	0%	0%	0%	0%	0%	5%	20%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	5%	0%	5%	50%
March	0%	0%	0%	0%	0%	5%	20%	0%	0%	0%	0%	10%	5%	0%	5%	0%	0%	0%	0%	5%	50%
February	0%	0%	0%	0%	0%	10%	15%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	5%	0%	5%	50%
January	5%	0%	0%	0%	0%	20%	5%	0%	0%	0%	0%	10%	5%	0%	0%	0%	0%	0%	0%	5%	50%

2008	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	5%	0%	0%	0%	20%	10%	0%	0%	0%	0%	10%	0%	0%	5%	0%	0%	0%	0%	5%	45%
November	0%	0%	0%	0%	0%	20%	5%	0%	0%	0%	0%	10%	10%	0%	0%	0%	0%	0%	0%	5%	50%
October	0%	0%	0%	0%	0%	20%	10%	0%	0%	0%	0%	5%	10%	0%	0%	0%	0%	0%	0%	10%	45%
September	0%	10%	0%	0%	0%	20%	0%	0%	0%	0%	0%	0%	10%	0%	0%	10%	0%	0%	0%	0%	50%
August	0%	5%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	10%	0%	0%	10%	0%	0%	10%	5%	50%
July	0%	0%	0%	0%	0%	0%	10%	10%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	10%	10%	50%
June	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	15%	0%	0%	5%	0%	0%	0%	0%	10%	10%	50%
May	0%	0%	0%	0%	0%	10%	20%	10%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	10%	10%	30%
April	0%	0%	0%	0%	0%	5%	20%	10%	0%	5%	0%	0%	0%	0%	5%	0%	0%	0%	10%	10%	35%
March	0%	0%	0%	0%	5%	10%	20%	10%	0%	5%	0%	0%	0%	0%	10%	0%	0%	0%	10%	10%	20%
February	0%	0%	0%	0%	0%	15%	20%	10%	0%	5%	0%	0%	0%	0%	10%	0%	0%	0%	10%	10%	20%
January	0%	0%	0%	0%	5%	20%	20%	10%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	10%	10%	15%

2007	VOO	VB	VEA	SCZ	VWO	TLT	IEF	TIP	LQD	VCSH	JNK	HYS	BKLN	PFF	EMB	VNQ	GDX	MLPI	DBC	IAU	Cash
December	0%	0%	0%	0%	10%	20%	20%	10%	0%	0%	0%	0%	0%	0%	5%	0%	0%	0%	5%	10%	20%
November	0%	0%	0%	0%	15%	10%	20%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	35%

Please see the Glossary on page 3 for definitions related to the exchange-traded constituent tickers. Please see Key Risks on page 3 for additional information.
Source: J.P. Morgan.

Hypothetical and Historical weightings: Represents the monthly allocations to each exchange-traded constituent in the Index based on the hypothetical allocations of the exchange-traded constituents from November 1, 2007 to December 31, 2009. The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange-traded constituents during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange-traded constituents consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modeling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.